EXHIBIT 2.1

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER, is dated as of August 30, 2007 (this “Amendment”), by and among Smithway Motor Xpress Corp., a Nevada corporation (the “Company”), Western Express, Inc., a Tennessee corporation (the “Parent”), and Western Express Acquisition Corporation, a Nevada corporation and wholly owned subsidiary of the Parent (the “Purchaser”).

WHEREAS, the parties previously executed that certain Agreement and Plan of Merger dated as of March 22, 2007 (the “Merger Agreement”).

WHEREAS, the parties wish to amend certain provisions of the Merger Agreement as set forth herein.

WHEREAS, the board of directors of the Company (the “Board”), at a meeting duly called and held, unanimously adopted this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements, and conditions set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Amendment are as defined in the Merger Agreement.

2. Amendment to Section 4.6. Section 4.6 is hereby amended by removing Section 4.6 in its entirety and replacing it with the following new Section 4.6:

4.6 Financing Commitments. As of the date of this Amendment, Parent has entered into a new commitment letter together with a term sheet and related documents (collectively, the “Restated Bank Commitment Letter”) with the Bank, pursuant to which the Bank has committed to provide financing sufficient to consummate the Merger (the “Financing”). The Company has been provided with a copy of the Restated Bank Commitment Letter. Neither the Parent nor the Purchaser has agreed to any condition to the Bank’s obligations to fund the commitments under the Restated Bank Commitment Letter other than as set forth in the Restated Bank Commitment Letter. As of the date of this Amendment, the Parent and the Purchaser have no actual knowledge of any fact or occurrence that in their good faith judgment is expected to (i) make the material assumptions or statements set forth in the Restated Bank Commitment Letter inaccurate, (ii) cause the Restated Bank Commitment Letter to be ineffective or (iii) preclude in any material respect the satisfaction of the conditions set forth in the Restated Bank Commitment Letter. As of the date of this Amendment, the Restated Bank Commitment Letter is in full force and effect. To the knowledge of the Parent and the Purchaser, the funds contemplated to be received pursuant to the Restated Bank Commitment Letter, together with any additional funds from the Parent, to be deposited in trust with the Paying Agent for the benefit of holders of Company Common Stock will be sufficient to consummate the Merger and to pay all related fees and Expenses. The fees that are due and payable under the Restated Bank Commitment Letter (i) as of the date of this Amendment have been paid in full and (ii) as of the Closing will be paid in full. The Parent and the Purchaser have no actual knowledge of any fact or occurrence existing on the date of this Amendment that in their good faith judgment would reasonably be expected to indicate that, upon consummation of the transactions contemplated by the Merger Agreement, including the Financing, the Parent, the Surviving Corporation, and their Subsidiaries, taken as a whole, will be insolvent, will be left with unreasonably small capital, will have incurred debts beyond their ability to pay such debts as they mature, or will have impaired capital. From and after the date of this Amendment, all references to “Bank Commitment Letters” in the Merger Agreement shall be deemed to be, to the extent applicable, references to the Restated Commitment Letter.

3. Amendment to Section 7.1(b)(i). Section 7.1(b)(i) is hereby amended by removing Section 7.1(b)(i) in its entirety and replacing it with the following new Section 7.1(b)(i):

(i) the Merger shall not have been consummated on or before October 31, 2007 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

4. Representations. The Company, on the one hand, and the Parent and Purchaser, on the other hand, each represent and warrant to the other that (i) such party has the requisite corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder and to consummate the transactions contemplated by the Merger Agreement, as amended by this Amendment; (ii) the consummation by such party of the transactions contemplated by the Merger Agreement, as amended by this Amendment, have been duly authorized by such party’s board of directors and no other corporate proceedings are necessary to authorize the execution, delivery and performance of this Amendment or the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment; (iii) this Amendment has been duly executed and delivered by such party, and assuming due authorization, execution and delivery of this Amendment by each other party, is a valid and binding obligation of such party enforceable against such party in accordance with its terms, except as such enforceability (x) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (y) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Remainder of Page Left Blank

IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

COMPANY:

SMITHWAY MOTOR XPRESS CORP.

By: _/s/ G. Larry Owens
Name: G. Larry Owens
Title: President

PARENT:

WESTERN EXPRESS, INC.

By: _/s/ Rick Prickett
Name: Rick Prickett
Title: Executive Vice President and Chief Financial Officer

PURCHASER:

WESTERN EXPRESS ACQUISITION CORPORATION

By: _/s/ Rick Prickett
Name: Rick Prickett
Title: President